


20170293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: Walgreens Boots Alliance, Inc.

Dear Mr. Dunn:

This letter is in regard to your correspondence dated October 9, 2017 concerning the shareholder proposal (the "Proposal") submitted to Walgreens Boots Alliance, Inc. (the "Company") by the Sisters of St. Francis of Philadelphia et al. (the "Proponents") for inclusion in the Company's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the Proponents have withdrawn the Proposal and that the Company therefore withdraws its September 8, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Tom McCaney
Sisters of St. Francis of Philadelphia
tmccaney@osfphila.org

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

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Writer's Direct Contact
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1934 Act/Rule 14a-8

October 9, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of Sisters of St. Francis of Philadelphia, Sisters of the Humility of Mary, Northwest Women Religious Investment Trust, Trinity Health, Gwendolen Noyes, and Monasterio Pan de Vida

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which seeks to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that the Company hereby withdraws the no-action request submitted by the Company to the Staff on September 8, 2017 (the "***No-Action Request***").

The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company excluded from its proxy materials for its 2018 Annual Meeting of Stockholders a stockholder proposal and supporting statement (the "***Proposal***") submitted by Sisters of St. Francis of Philadelphia, Sisters of the Humility of Mary, Northwest Women Religious Investment Trust, Trinity Health, Gwendolen Noyes, and Monasterio Pan de Vida (the "***Proponents***").

We hereby notify the Staff that the Company is withdrawing the No-Action Request because the Proponents have withdrawn the Proposal via correspondence dated October 9, 2017.

A copy of the correspondence from the Proponents indicating the withdrawal of the proposal is attached hereto as Exhibit A.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachment

cc: Tom McCaney, Associate Director, Corporate Social Responsibility, Sisters of St. Francis of Philadelphia
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 4, 2017

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance
108 Wilmot Road, Mail Stop #1858
Deerfield, IL 60015

Dear Mr. Smyser:

Please accept this letter as verification of the Sisters of St. Francis of Philadelphia's wish to withdraw the shareholder resolution titled "Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals".

I take this action on behalf of the co-filers of this proposal, Gwendolen Noyes, Monesterio de Vida, Northwest Women Religious Investment Trust, Sisters of the Humility of Mary, and Trinity Health. Thank you for your cooperation and for the collaborative spirit you've demonstrated.

If you have any questions, please don't hesitate to contact me by phone at 610-558-7764, or via email at tmccaney@osfphila.org.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

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MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP
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DENVER, HONG KONG, LONDON,
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SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

September 8, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of Sisters of St. Francis of Philadelphia, Sisters of the Humility of Mary, Northwest Women Religious Investment Trust, Trinity Health, Gwendolen Noyes, and Monasterio Pan de Vida

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Sisters of St. Francis of Philadelphia, Sisters of the Humility of Mary, Northwest Women Religious Investment Trust, Trinity Health, Gwendolen Noyes, and Monasterio Pan de Vida (the "***Proponents***") from the Company's proxy materials for its 2018 Annual Meeting of Stockholders (the "***2018 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2018 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Copies of the Proposal and Supporting Statement, the Proponents' cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the Proponents' lead representative, Sisters of St. Francis of Philadelphia, via email at tmccaney@osfphila.org.

I. SUMMARY OF THE PROPOSAL

On or after August 4, 2017, the Company received letters from the Proponents containing the Proposal for inclusion in the Company's 2018 Proxy Materials. The Proposal reads as follows:

> "THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.
>
> SUPPORTING STATEMENT
> One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Staff has further stated that a proposal requesting the publication of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business. *See Exchange Act Release No. 20091* [48 FR 38218] (Aug. 16, 1983). In addition, the Staff has stated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

Importantly, in the context of the Proposal and Supporting Statement, in considering whether a proposal asking for a review and report may be excluded under Rule 14a-8(i)(7), the Staff considers whether the underlying subject matter of the resolution and its supporting statement, taken as a whole, involves a matter of ordinary business to the company. *See* Staff Legal Bulletin No. 14C (June 28, 2005) ("***SLB 14C***"), stating that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."

1. The Proposal's Underlying Subject Matter Concerns the Sale of Particular Products and Services

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the Staff has repeatedly recognized that a proposal relating to the sale of a particular product is excludable under Rule 14a-8(i)(7) as a component of "ordinary business." At its core, the Proposal attempts to impose on the Company an obligation to re-examine its decision to sell a particular product.

The subject matter of the requested report therefore involves "ordinary business" and is not appropriate for stockholder action at an annual meeting.

The Company is a global leader in pharmacy-led health and wellbeing retail, offering customers goods and services, including prescription drugs and pharmacy-related services, as well as healthcare and retail products including non-prescription drugs, beauty, toiletries and general merchandise. The selection of thousands of different products sold in the Company's 13,100 retail stores in 11 countries is an integral part of the Company's business. Allowing stockholders to dictate the factors that management should consider in making merchandising decisions would inappropriately delegate management's role to stockholders. Decisions regarding product selection inherently involve complex operational and business issues requiring knowledge of such things as the Company's array of product offerings, the availability and prices charged by the Company's suppliers, the shelf space available in the Company's stores, the preferences of the Company's customers, including in specific local markets, and the product offerings of the Company's competitors. Assessing these and the many other factors that influence the Company's merchandising decisions requires the judgment of the Company's management, which, unlike individual stockholders, is well-positioned, and has the necessary skills, knowledge and resources, to make informed decisions on such day-to-day business and operational matters. Particularly for a retailer such as the Company, decisions as to which products the Company sells are fundamental to management's ability to run the Company on a daily basis and are matters that are properly in the purview of management.

The Staff has a long history of concurring with the exclusion of proposals that concern the sale of tobacco products by retailers. The Staff has reached this position consistently, regardless of whether the proposal calls for the adoption of a specific policy or practice regarding the sale of tobacco products or, instead, calls for a report with regard to the sale of tobacco products. *See, e.g.*, *Walgreens Boots Alliance, Inc.* (Nov. 7, 2016, *recon. denied* Nov. 22, 2016) (concurring in the exclusion of a proposal requesting a report assessing the financial risk facing the company based on its continued sales of tobacco products); *Rite Aid Corp.* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight on the sale of certain products, in particular tobacco products, because the proposal concerned the "products and services offered for sale by the company"); *CVS Caremark Corp.* (Feb. 25, 2010) (concurring in the exclusion of a proposal requesting a report to stockholders on how the company is responding to rising public pressures to discourage sales of tobacco products, because the proposal concerned the "sale of tobacco products" and "CVS is not involved in manufacturing tobacco products"); *Rite Aid Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal requesting a report to stockholders on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products, because the proposal concerned the "sale of a particular product"); and *CVS Caremark Corp.* (Mar. 3, 2009) (same).

The Staff draws a distinction between manufacturers and retailers of products, taking the position that proposals regarding the selection of products for sale by a retailer relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7). This distinction comports with Staff Legal Bulletin No. 14E (Oct. 27, 2009), in which the Staff indicated that a stockholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *manufacturer's* sale of a controversial product may not be excluded because of the nexus between the manufacturer's operations and the proposal. However, the Staff has indicated in precedent that such a nexus does not exist between a retailer's operations and a proposal relating to the *retailer's* sale of a controversial product. *Compare R.J Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002) (not permitting exclusion of a proposal requesting the company to provide additional information in the packaging of its tobacco products) and *Philip Morris Cos. Inc.* (Feb. 22, 1990) (not permitting exclusion of a proposal requesting a "Review Committee" to analyze the impact of the company's tobacco advertising on minors because of the "growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products") with *Rite Aid Corp.* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, in particular tobacco products, because it concerned the "products and services offered for sale by the company").

The Staff's position with regard to proposals relating to the sale of particular products or services is consistent where the product that is the subject of the proposal is not tobacco. *See, e.g.*, *Cabela's Inc.* (Apr. 7, 2016) (concurring in the exclusion of a proposal requesting the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, including whether the company should sell "guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines')" because the proposal concerned the "products and services offered for sale by the company"); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company"); *General Mills, Inc.* (July 2, 2010) (concurring in the exclusion of a proposal requesting limits on the use of salt and other sodium compounds in the company's food products, noting in particular that the proposal "relate[d] to the selection of ingredients in [the company's] products" and that "[p]roposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7)"); *Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

In the entirety of the Supporting Statement, the Proposal clearly and repeatedly focuses on controlling the Company's selection and sale of particular products, namely tobacco products. With every sentence, the Supporting Statement targets the Company's sales of tobacco products:

- With respect to ensuring the Company's "policies and practices are advancing and not undermining the Sustainable Development Goals . . . one example worth review is Walgreen Boots Alliance's tobacco sales."
- "Tobacco is the number one cause of preventable death and disease worldwide."
- "The World Health Organization (WHO) Framework Convention on Tobacco Control explains that 'Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco.'"

The Supporting Statement provides no other example of a product or service offered by the Company "worth review[ing]." Where a proposal seeks to interfere with management's day-to-decisions regarding the particular products or services to be offered to customers, as the Proposal does, the Staff consistently has concurred in the exclusion of the proposal.

As in all of the cited precedent, the Proposal's underlying subject matter deals specifically with the Company's determinations regarding the sale of particular products and services (*i.e.*, tobacco products). The Company's business depends on its ability to provide a variety of products that meet customer tastes and preferences, and tobacco is one of the many products the Company offers to meet these customer demands. As discussed above, the Staff has consistently held that proposals relating to the sale of a particular product may be omitted as relating to matters of ordinary business.

The Staff further has routinely concurred with the exclusion of proposals that request the preparation of a report regarding the sale of a particular product, including tobacco products. In this precedent, the Staff has concurred with the exclusion of proposals that were similar to the Proposal. For example, in *Walgreens Boots Alliance*, the Staff permitted exclusion of a proposal that would have required the board of directors to prepare a report assessing the financial risk facing the company based on its continued sales of tobacco products. In *CVS Caremark Corp.* (Feb. 25, 2010), the Staff permitted exclusion of a proposal that would have required the board of directors to prepare a report detailing how the company is responding to pressures to discourage sales of tobacco products. Similarly, in *Rite Aid Corp.* (Mar. 26, 2009), the Staff permitted exclusion of a proposal that would have required the board of directors to prepare a report detailing how the company is responding to pressures to cease sales of tobacco products. The Staff has also permitted the exclusion of proposals that do not seek to impose an outright ban on the sale of tobacco products, but instead request that management terminate sales of tobacco unless the company can demonstrate that it is able to implement FDA regulations restricting youth access to tobacco. *See J.C. Penney Co., Inc.* (Mar. 2, 1998); *CVS Corp.* (Mar. 2, 1998); *Rite Aid Corp.* (Mar. 5, 1997); and *Wal-Mart Stores, Inc.* (Mar. 3, 1997).

As the Proposal addresses the Company's sale of a particular product, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2018 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Entire Proposal is Excludable if it Relates in Part to Ordinary Business Operations of the Company

A proposal may be properly excluded if it does not "focus" on a significant policy issue. The mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue, or if it focuses on matters of ordinary business in addition to a significant policy issue, the Staff has consistently concurred with the exclusion of the proposal. For example, in *McKesson Corp.* (June 1, 2017), the Staff permitted the company's exclusion of its stockholder proposal requesting a report on the company's processes to "safeguard against failure" in its distribution system for restricted medicines despite the fact that Proponent argued that the proposal touched upon a significant policy issue (the impermissible use of medicines to carry out execution by lethal injection). In granting relief under Rule 14a-8(i)(7), the Staff concurred with the company that the proposal related to the sale or distribution of the company's products. Similarly, in *Amazon.com, Inc.* (March 27, 2015) the Staff permitted the company to exclude a proposal requesting that it "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" despite the proponent's argument that the sale of foie gras raised a significant policy issue (animal cruelty). The Staff concluded that the proposal related to "the products and services offered for sale by the company." *See also Hewlett-Packard Co.* (Jan. 23, 2015) (concurring with the exclusion of a proposal requesting that the board provide a report on the company's sales of products and services to the military, police, and intelligence agencies of foreign countries, with the Staff noting that the proposal related to ordinary business and "does not focus on a significant policy issue").

The Staff also has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it also touches upon a significant policy issue. For instance, in *General Electric Co.* (Feb. 10, 2000), the Staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff noted that, while the proposal touched on the significant policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (i.e., the choice of accounting methods)." *See also Dominion Resources, Inc.* (Feb. 14, 2014) (permitting the exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to ordinary business operations (the company's choice of technologies for use in its operations)).

Similarly, in *PetSmart* (Mar. 24, 2011), the Staff concurred with the exclusion of a stockholder proposal asking company suppliers to certify that they did not violate laws relating to the humane treatment of animals, even though the Staff concluded that humane treatment of animals is a significant policy issue. In granting relief under Rule 14a-8(i)(7), the Staff concurred with the company that the laws encompassed by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) where a proposal asked the company to report on the ordinary business matter of expense management, even though it also addressed the potential significant policy issue of access to affordable healthcare); and *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when a proposal asked a company to disclose information about the ordinary business matter of how it managed its workforce, even though the proposal also involved the significant policy issue of outsourcing).

Further, as noted above, the Staff stated in SLB 14C that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." Accordingly, the fact that the Proposal itself may address a significant social policy issue will not prevent the Proposal from being excludable under Rule 14a-8(i)(7) if the Supporting Statement makes clear that the Proposal relates, at least in part, to the Company's ordinary business. The location of these references does not alter the fact that the Proposal implicates ordinary business considerations, for (as noted in the letter in *Johnson & Johnson* referenced in the next paragraph), the Staff consistently has taken the position that proponents may not circumvent Rule 14a-8(i)(7) where it is clear from the supporting statement or otherwise that the proposal implicates ordinary business matters.

For example, consistent with the Staff's statement in SLB 14C, in *General Electric Co. (St. Joseph Health System)* (Jan. 10, 2005), the Staff considered a proposal raising a general corporate governance matter by requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in setting executive compensation, where the proposal was preceded by a number of recitals addressing executive compensation but the supporting statement read, "we believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation" followed by several paragraphs regarding an alleged link between teen smoking and the depiction of smoking in movies. The company argued that the supporting statement evidenced the proponents' intent to "obtain[] a forum for the [p]roponents to set forth their concerns about an alleged risk between teen smoking and the depiction of smoking in movies," a matter involving the company's ordinary business operations. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Johnson & Johnson* (*Northstar*) (Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a resolution concerning the general political activities of the company where the preamble paragraphs to the proposal demonstrated that the thrust and focus of the proposal was on specific company political expenditures, which are ordinary business matters); *The Walt Disney Co.* (Dec. 15, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal identical to the proposal in *General Electric Co. (St. Joseph Health System)* (Jan. 10, 2005), where the company argued that the proponents were attempting to "us[e] the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the [c]ompany's movies)").

Even if the Staff were to conclude that the Proposal relates to a significant policy issue, as was the case in the letters discussed above, the Proposal may nonetheless be excluded pursuant to Rule 14a-8(i)(7) because it is not focused solely on such policy issue and clearly also encompasses matters related to the Company's ordinary business operations. The Company is of the view that the Proposal relates, at least in part, to the ordinary business matter of the Company's sale of specific products. The Company's view is supported by the sole focus of the Supporting Statement, in which the Proponent suggests the Company only re-examine its decision to sell tobacco products, as tobacco is the "number one cause of preventable death and disease worldwide", which encompasses the ordinary business matter of the sale of the Company's products.[1] In this regard, the Proposal is comparable to the proposals in the letters cited in the preceding paragraph, which the Staff concurred could be excluded under Rule 14a-8(i)(7) because the resolution addressed one topic but the supporting statements resulted in the proposal operating as a referendum on ordinary business matters. Therefore, as the Proposal

[1] As discussed above, while the Company's products are not discussed in the resolved clause, the topics of tobacco and the Company's tobacco sales comprise the entirety of the Supporting Statement. In SLB 14C, the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and the supporting statement as a whole.

focuses on matters of ordinary business in addition to potentially a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2018 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2018 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Tom McCaney, Associate Director, Corporate Social Responsibility, Sisters of St. Francis of Philadelphia
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

August 3, 2017

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, IL 60015

Dear Mr. Smyser:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Walgreens for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio. As stated in your 2016 CSR report, Walgreens Boots Alliance has committed to aligning its business with the U.N. Sustainable Development Goals. We ask the company to report on how its policies advance these goals.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal regarding the alignment of its CSR program with the U.N. Sustainable Development Goals. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2018 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: 610-716-2766 or tmccaney@osfphila.org.

As verification that we are beneficial owners of common stock in Walgreens Boots Alliance, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."



50 S. LaSalle Street
Chicago IL 60603

August 3, 2017

To Whom It May Concem:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold **100** shares of **Walgreens Boots Alliance- CUSIP: 931427108**. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northem Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia; the above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further serve to verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Lisa M. Martinez
Second Vice President

NTAC:3NS-20

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Sisters of the Humility of Mary

August 4. 2107

Collin Smyser
Corporate Secretary
Walgreens Boot Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, IL 60015

Dear Mr. Smyser

Greetings! The Sisters of the Humility of Mary have been shareholders in Walgreens for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio. One of the Walgreen ads uses the expression "at the corner of happy and healthy". The Walgreen Company Mission Statement includes the line "A destination where health and happiness come together to help people get well, stay well and live well". We also appreciate the company's commitment to achieving the United Nation's Sustainable Development Goals. We ask the company to report on how its policies advance these goals.

We, The Sisters of the Humility of Mary, are a co-filer of the enclosed proposal regarding Walgreens Boots Alliance commitment to the U.N. Sustainable Development Goals. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2018 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: 610-716-2766 or tmccaney@osfphila.org.

As verification that we are beneficial owners of common stock in Walgreen Boots Alliance Inc., I enclose a letter from Comerica Bank, our portfolio Custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully Yours,



Cathy Bender
Director of Finance

Enclosures

cc: Tom McCaney, Associate Director, Corporate Social Responsibility
Julie Wokaty, ICCR (InterFaith Center of Corporate Responsibility)

Villa Maria Community Center - Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
411 WEST LAFAYETTE BOULEVARD
MC 3462
DETROIT, MI 48226

August 4, 2017

Ms. Cathy Bender
Director of Finance
Sisters of the Humility of Mary
288 Villa Drive
Villa Maria, PA 16155

Dear Ms. Bender:

This letter will confirm that the Sisters of the Humility of Mary hold (280 shares of) Walgreen Boots Alliance stock. These shares have been held for more than one year prior to the submission of the letter of proposal and at least the minimum number of shares will be held continuously through the time of the next annual meeting.

This security is currently held by Comerica Bank as Custodian for Sisters of the Humility of Mary in our nominee name at The Depository Trust Company Corporation, and this letter is a statement of Comerica Bank as record holder of the above referenced common stock.

Please contact me directly at the number provided below with any questions.

Thank you,

Geoffrey G. Rossi

Geoffrey G. Rossi
Vice President, Institutional Services Group
Comerica Bank
Custodian for Sisters of the Humility of Mary
(313) 222-7091
grossi@comerica.com

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PEACE
CSJP

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-467-5499 FAX 425-462-9760

August 8, 2017

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop 1858
Deerfield, IL 60015-5145

Dear Mr. Smyser,

The members of the Northwest Women Religious Investment Trust are pleased that Walgreens Boot Alliance is committed to embedding the 2030 UN Sustainable Development Goal (SDGs) into the Company's goals and integrating the SDGs into its activities. Businesses, especially one committed to enabling people to lead healthier lives, are critical to achieving sustainable development for people and planet. As responsible shareholders it is important to us that the Company keep us informed on how it is implementing and advancing the sustainable development agenda.

Therefore the Northwest Women Religious Investment Trust is co-filing the enclosed resolution with the Sisters of St. Francis of Philadelphia for inclusion in the Walgreens Boots Alliance 2018 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of August 8, 2017 the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, fifty shares of Walgreens Boots Alliance, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares through the annual meeting in 2018.

For matters pertaining to this resolution, please contact Thomas McCaney who represents the Sisters of St. Francis of Philadelphia, the primary filer of this resolution. Please copy me on all communications: Deborah Fleming – Dfleming@CSJP-OLP.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl.: Verification of ownership
Resolution

Committed to Peace through Justice since 1884

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."



All of us serving you

August 8, 2017

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of Walgreens Boots Alliance common stock. Northwest Women Religious Investment Trust owned the required amount of securities on August 8, 2017 and has continuously owned the securities for at least twelve months prior to August 8, 2017. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U. S. Bank, N. A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U. S. Bank, N. A. at DTC.

Sincerely,

Michelle Quimiro

Michelle Quimiro
Assistant Vice President
U. S. Bank Institutional Trust & Custody

usbank.com


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ORIGIN ID:BVUA (425) 467-5408
DEBORAH FLEMING

1663 KILLARNEY WAY

BELLEVUE, WA 98004
UNITED STATES US

SHIP DATE: 08AUG17
ACTWGT: 0.10 LB
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BILL THIRD PARTY

TO COLLIN SMYSER
WALGREENS BOOTS ALLIANCE INC.
108 WILMOT ROAD, MAILSTOP 1858

DEERFIELD IL 60015
(847) 315-3700 REF:
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Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

August 8, 2017

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop # 1858
Deerfield, IL 60015

Dear Mr. Smyser,

Trinity Health is the beneficial owner of over $2,000 worth of Walgreens Boots Alliance, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The UN 2030 Sustainable Development Goals (SDGs) can provide an opportunity for our Company to assess its impacts and focus its CSR efforts to advance the SDGs. As former UN Secretary Ban Ki-moon said: "Realizing the Sustainable Development Goals will improve the environment for doing business and building markets."

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The enclosed proposal is the same one as being filed by the Sisters of St. Francis of Philadelphia, and the primary contact for the proposal is Mr. Tom McCaney <tmccaney@osfphila.org>

Sincerely,

Catherine Rowan

Catherine Rowan

enc

August 8, 2017



Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of August 8, 2017 Northern Trust as custodian held for the beneficial interest of
Trinity Health 56,241 shares of Walgreens Boots Alliance.

As of August 8, 2017 Trinity Health has held at least $2,000 worth of Walgreens Boots Alliance continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."

C. Rowan
766 Brady Ave. Apt. 635
Bronx, NY 10462

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop # 1858
Deerfield, IL 60015

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August 9, 2017

Mr. Colin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, IL 60015

Dear Mr. Smyser:

I own 400 shares of Walgreens stock. One of my goals is the assurance that companies I invest in are leaders in environmental, social and corporate governance issues. The issue of sustainable development is a very high priority for me.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2018 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Walgreens shares.

I have been a continuous shareholder for more than one year of over $2,000 worth of stock. I will continue to hold at least $2,000 in market value of Walgreens stock through the next stockholder meeting. Proof of ownership will be provided by my custodian a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. I am co-filing this resolution with the Sisters of St. Francis of Philadelphia as primary filer.

We hereby deputize Sisters of St. Francis of Philadelphia to withdraw this resolution on our behalf. We look forward to your response.

Sincerely,



Gwendolen Noyes

Cc: Sisters of St. Francis of Philadelphia

Encl. Resolution Text

***FISMA & OMB Memorandum M-07-16

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."



Institutional Trust & Custody
425 Walnut Street
Cincinnati, OH 45202

Date: August 9, 2017

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Gwendolen Noyes.**

In connection with a shareholder proposal submitted by **Gwendolen Noyes** on **August 9, 2017** we are writing to confirm that **Gwendolen Noyes** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Walgreens Boots Alliance (Cusip#931427108)** for more than one year.

U.S. Bank serves as the sub-custodian for Boston Trust and Investment Management Company. U. S. Bank is a DTC participant.

Sincerely,

M. Wolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody

***

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***FISMA & OMB Memorandum M-07-16



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

August 10, 2017

Collin Smyser
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, IL 60015

Email: collin.smyser@wba.com

Dear Mr. Smyser:

I am writing you on behalf of Monasterio Pan De Vida to co-file the stockholder resolution on Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals. In brief, the proposal states RESOLVED: Shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Francis of Philadelphia. I submit it for inclusion in the 2018 proxy statement for consideration and action by the shareholders at the 2018 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 142 of Walgreens Boots Alliance shares.

We have been a continuous shareholder for one year of $2,000 in market value of Walgreens Boots Alliance stock and will continue to hold at least $2,000 of Walgreens Boots Alliance stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Sisters of St. Francis of Philidelphia the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Tom McCaney of the Sisters of St. Francis of Philadelphia who may be reached by phone at 610-558-7764 or by email: tmccaney@osfphila.org As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB, Investment Representative

Implementing Walgreens Boots Alliance Commitment to the U.N. Sustainable Development Goals

WHEREAS: In 2015, more than 190 world leaders at the United Nations committed to 17 Sustainable Development Goals (SDGs) to end poverty, protect the planet and ensure prosperity for all. The US Council for International Business (USCIB) states that the SDGs create "a tremendous opportunity for the private sector to demonstrate the central role it plays in sustainable development and human prosperity". The UN Secretary General has underscored the crucial role that businesses play in the realization of the Sustainable Development Goals;

Health underpins many of the 17 goals. The first SDG goal is to "end poverty in all its forms everywhere." Good health supports economic growth and reduces poverty. Goal 2 aims "to end hunger, achieve food security and improved nutrition." Prevention, including a healthy and balanced diet, is critical for avoiding disease. SDG Goal 3 is: "To ensure healthy lives and promote well-being for all at all ages";

The Walgreens Boots Alliance 2016 Corporate Social Responsibility proclaims that the company's approach to Corporate Social Responsibility includes working to achieve the United Nations SDGs by, among other steps, "embedding the SDGs into our goals", and "integrating the SDGs into our activities". We believe the company should provide a meaningful report on how these Goals are implemented and challenges we face. We believe such a pledge is good for long-term shareholder value and serves the public good;

The Sustainable Development Goals explicitly call on all businesses to apply their creativity and innovation to solving sustainable development challenges. They will allow leading companies to demonstrate how their business helps advance sustainable development, both by minimizing negative impacts and maximizing positive impacts on people and the planet; http://sdgcompass.org/wp-content/uploads/2015/09/SDG_Compass_Guide_Executive_Summary.pdf

Company literature describes the health services already offered at Walgreens Boots Alliance, including routine screenings for cholesterol levels, blood pressure, body mass index, administering vaccines, and assessing diabetes risks. Additionally, in 2016, WBA expanded its mental health services, and with partner Mental Health America, has established a goal to screen 3 million people by the end of 2017;

Our company operates approximately 400 healthcare clinics in the United States, providing prevention and wellness services, and now clinical trials. Walgreens Boots describes itself as a "leader in health & wellness;"

THEREFORE, BE IT RESOLVED that shareholders request that Walgreens Boots Alliance issue a report omitting confidential information and at reasonable cost, describing the company's implementation plans ensuring how its policies and practices are advancing and not undermining the Sustainable Development Goals.

SUPPORTING STATEMENT

One example worth review is Walgreen Boots Alliance's tobacco sales. Tobacco is the number one cause of preventable death and disease worldwide. The World Health Organization (WHO) Framework Convention on Tobacco Control explains that "Over-burdened health systems in all countries are already caring for countless people who have been disabled by cancer, stroke, emphysema and the myriad other non-communicable diseases (NCDs) caused by tobacco."